
-----------------------------------------------------------------------------------
SEC          POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1746 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
             DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
-----------------------------------------------------------------------------------

                                                   --------------------------------
               UNITED STATES                                OMB APPROVAL
    SECURITIES AND EXCHANGE COMMISSION             --------------------------------
          WASHINGTON, D.C. 20549                   OMB Number:
                                                   --------------------------------
                                                   Expires:
                                                   --------------------------------
                                                   Estimated average burden hours
                                                   per response . . . . . 11
                                                   --------------------------------




                                  SCHEDULE 13D
                               (AMENDMENT NO. 17)

                    Under the Securities Exchange Act of 1934

                         PRG-SCHULTZ INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69357C107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Andre Weiss, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2431
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------------                   ----------------------
CUSIP NO.      69357C107                                  PAGE 2 OF 13 PAGES
---------------------------------------                   ----------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BLUM CAPITAL PARTNERS, L.P.      I.R.S. ID: 94-3205364
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [x]
                                                                      (b) [x]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            See Item 3
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    13,939,012 shares (including 4,651,939 shares
  OWNED BY                      issuable upon conversion of notes and payable as
    EACH                        shares of interest under the notes) (see Item 5)
  REPORTING           ----------------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            17.0% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN, IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------                   ----------------------
CUSIP NO.      69357C107                                  PAGE 3 OF 13 PAGES
---------------------------------------                   ----------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            RICHARD C. BLUM & ASSOCIATES, INC.       I.R.S. ID:  94-2967812
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [x]
                                                                      (b) [x]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            See Item 3
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    13,939,012 shares (including 4,651,939 shares
  OWNED BY                      issuable upon conversion of notes and payable as
    EACH                        shares of interest under the notes) (see Item 5)
  REPORTING           ----------------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            17.0% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------                   ----------------------
CUSIP NO.      69357C107                                  PAGE 4 OF 13 PAGES
---------------------------------------                   ----------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BLUM STRATEGIC GP, L.L.C.         I.R.S. ID: 94-3303831
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [x]
                                                                      (b) [x]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            See Item 3
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    13,939,012 shares (including 4,651,939 shares
  OWNED BY                      issuable upon conversion of notes and payable as
    EACH                        shares of interest under the notes) (see Item 5)
  REPORTING           ----------------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            17.0% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------                   ----------------------
CUSIP NO.      69357C107                                  PAGE 5 OF 13 PAGES
---------------------------------------                   ----------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BLUM STRATEGIC PARTNERS II, L.P.      I.R.S. ID:  94-3395151
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [x]
                                                                      (b) [x]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            See Item 3
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    13,939,012 shares (including 4,651,939 shares
  OWNED BY                      issuable upon conversion of notes and payable as
    EACH                        shares of interest under the notes) (see Item 5)
  REPORTING           ----------------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            17.0% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------                   ----------------------
CUSIP NO.      69357C107                                  PAGE 6 OF 13 PAGES
---------------------------------------                   ----------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BLUM STRATEGIC GP II, L.L.C.            I.R.S. ID:  94-3395150
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [x]
                                                                      (b) [x]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            See Item 3
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    13,939,012 shares (including 4,651,939 shares
  OWNED BY                      issuable upon conversion of notes and payable as
    EACH                        shares of interest under the notes) (see Item 5)
  REPORTING           ----------------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            17.0% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

This Amendment No. 17 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on December 28, 2005 by Blum Capital Partners, L.P., a California limited partnership ("Partners"); Richard
C. Blum & Associates, Inc., a California corporation; Blum Strategic GP, L.L.C., a Delaware limited liability company; Blum Strategic GP II, L.L.C., a Delaware limited liability company; and Blum Strategic Partners II, L.P. ("Blum"), a Delaware limited partnership (collectively, the "Reporting Persons"). This amendment to the Schedule 13D relates to the shares of Common Stock (the "Shares") of PRG-Schultz International, Inc., a Georgia corporation (the "Company"). The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2.        IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended as follows:

Since the filing of Schedule 13D, there have been changes to the executive officers of Blum L.P. and RCBA Inc.

The principal business office address of Blum L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of Blum L.P. and RCBA Inc., their addresses, citizenship and principal occupations are as follows:



Name and Office          Business Address                 Citizenship   Principal Occupation
Held                                                                    or Employment
----------------------------------------------------------------------------------------------------
Richard C. Blum          909 Montgomery St. Suite 400     USA           President &
President, Chairman      San Francisco, CA 94133                        Chairman,
& Director                                                              Blum L.P.

Nils Colin Lind          909 Montgomery St. Suite 400     Norway        Managing Partner,
Managing Partner &       San Francisco, CA 94133                        Blum L.P.
Director

John C. Walker           909 Montgomery St. Suite 400     USA           Partner, Blum L.P.
Partner                  San Francisco, CA 94133

Jose S. Medeiros         909 Montgomery St. Suite 400     Brazil        Partner, Blum L.P.
Partner                  San Francisco, CA 94133

John H. Park             909 Montgomery St. Suite 400     USA           Partner, Blum L.P.
Partner                  San Francisco, CA 94133

Gregory L. Jackson       909 Montgomery St. Suite 400     USA           Partner, Blum L.P.
Partner                  San Francisco, CA 94133

Jeffrey A. Cozad         909 Montgomery St. Suite 400     USA           Partner, Blum L.P.
                         San Francisco, CA 94133




Partner

Marc T. Scholvinck       909 Montgomery St. Suite 400     USA           Partner & Chief
Partner, Chief           San Francisco, CA 94133                        Financial Officer,
Financial Officer,                                                      Blum L.P.
Assistant Secretary
& Director

Gregory D. Hitchan       909 Montgomery St. Suite 400     USA           Partner, General
Partner, General         San Francisco, CA 94133                        Counsel & Secretary,
Counsel & Secretary                                                     Blum L.P.


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.        PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby supplemented by the following:

     On February 1, 2006, Partners entered into an Amended and Restated Restructuring Support Agreement (the "Amended and Restated Restructuring Support Agreement") with the Company and the other members of the Ad Hoc Committee, which provides, among other things, that the members of the Ad Hoc Committee will vote their shares in favor of an amendment of the Company's articles of incorporation to authorize 140 million shares of common stock.. A copy of the Amended and Restated Restructuring Support Agreement is attached as an exhibit hereto and incorporated into this Item 4 by reference.

     Except as set forth above, the Reporting Persons have no oral or written agreements, understandings or arrangements with each other or any other person relating to acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Item 6 of the Schedule 13D is hereby supplemented by the following:

     The Amended and Restated Restructuring Support Agreement is incorporated by reference into this Item 6.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement dated February 9, 2006.

2. Amended and Restated Restructuring Support Agreement, dated February 1, 2006, among the Reporting Persons and the Company.

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2006

BLUM CAPITAL PARTNERS, L.P.
By: Richard C. Blum & Associates, Inc.
    its General Partner

By:  /s/ Gregory D. Hitchan
    ---------------------------
    Name:  Gregory D. Hitchan
    Title: Partner, General Counsel and Secretary

RICHARD C. BLUM & ASSOCIATES, INC.

By:  /s/ Gregory D. Hitchan
    ---------------------------
    Name:  Gregory D. Hitchan
    Title: Partner, General Counsel and Secretary


BLUM STRATEGIC GP, L.L.C.

By:  /s/ Gregory D. Hitchan
    ---------------------------
    Name:  Gregory D. Hitchan
    Title: Member and General Counsel


BLUM STRATEGIC PARTNERS II, L.P.
By: Blum Strategic GP II, L.L.C.,
    Its General Partner


By:  /s/ Gregory D. Hitchan
    ---------------------------
Name:  Gregory D. Hitchan
Title: Member and General Counsel


BLUM STRATEGIC GP II, L.L.C.

By:  /s/ Gregory D. Hitchan
    ---------------------------
    Name:  Gregory D. Hitchan
    Title: Member and General Counsel

                                                             EXHIBIT INDEX

1. Joint Filing Agreement dated February 9, 2006.

2. Amended and Restated Restructuring Support Agreement, dated February 1, 2006, among the Reporting Persons and the Company.

                                                                       EXHIBIT 1

                                                       JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated as of February 9, 2006

BLUM CAPITAL PARTNERS, L.P.
By: Richard C. Blum & Associates, Inc.
    its General Partner


By:  /s/ Gregory D. Hitchan
    ---------------------------
    Name:  Gregory D. Hitchan
    Title: Partner, General Counsel and Secretary




RICHARD C. BLUM & ASSOCIATES, INC.

By:  /s/ Gregory D. Hitchan
    ---------------------------
    Name:  Gregory D. Hitchan
    Title: Partner, General Counsel and Secretary


BLUM STRATEGIC GP, L.L.C.


By:  /s/ Gregory D. Hitchan
    ---------------------------
    Name:  Gregory D. Hitchan
    Title: Member and General Counsel

BLUM STRATEGIC PARTNERS II, L.P.
  By: Blum Strategic GP II, L.L.C.,
      Its General Partner




By:  /s/ Gregory D. Hitchan
    ---------------------------
Name:  Gregory D. Hitchan
Title: Member and General Counsel



BLUM STRATEGIC GP II, L.L.C.


By:  /s/ Gregory D. Hitchan
    ---------------------------
    Name:  Gregory D. Hitchan
    Title: Member and General Counsel